Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

29 July 2022

Quarterly Activities and Cashflow Report

Bionomics Limited (ASX: BNO, Nasdaq: BNOX), (Bionomics or the Company) a global, clinical stage biopharmaceutical company, today released its Appendix 4C – Quarterly Cashflow Report. Highlights during the Quarter ended 30 June 2022 (Quarter) and up to the date of this announcement include:

•
On 6 April 2022, Bionomics’ Executive Chairman, Dr. Errol De Souza, participated in a Fireside Chat hosted by Berenberg Capital Markets analyst Esther Hong to discuss the ongoing BNC210 Phase 2 Social Anxiety Disorder (SAD) PREVAIL, and Post-Traumatic Stress Disorder (PTSD) ATTUNE, trials.
•
On 29 April 2022, Bionomics released its Appendix 4C – Quarterly Cashflow Report for the quarter ended 31 March 2022.
•
On 16 May 2022, Bionomics announced that it would be participating in three upcoming investor conferences including:
o
Citibank Biotech’s Mood Disorders/Mental Health Panel, 18 May 2022
o
Berenberg Capital Markets’ Emerging Biotech Conference, 19 May 2022
o
H.C. Wainwright’s Global Investment Conference, 24-27 May 2022.
•
On 15 June 2022, Bionomics held a virtual investor webinar with Executive Chairman Dr. Errol De Souza and Vice President of Strategy and Corporate Development Mr. Connor Bernstein. The presentation covered Bionomics’ ongoing Phase 2 trials for SAD and PTSD and the pressing need for new treatments for patients suffering from these disorders. The presenters also discussed the Company’s near-term milestones and goals for 2022 and beyond.
•
The Company’s cash balance on 30 June 2022 was $33.56 million (31 March 2021: $39.58 million).
•
Payments for research & development expenditure during the Quarter increased to $4.18 million from $2.27 million compared with the previous Quarter, that is, an increase of 84.14%, primarily associated with the ATTUNE and PREVAIL Studies. The ATTUNE Study is evaluating the oral tablet formulation of BNC210 compared to placebo in approximately 200 PTSD patients in the U.S. There are 25 clinical sites open and recruitment of trial participants is underway. The PREVAIL Study is evaluating two doses of the oral tablet formulation of BNC210 compared to placebo as an acute treatment for SAD in approximately 150 patients in the U.S. There are 14 clinical sites open and recruitment of trial participants is underway.

For the purpose of Listing Rule 4.7C.3, the Executive Chairman was paid during the Quarter $191,000 in consulting fees and $8,000 for reimbursement of health benefit insurance in accordance with the consulting agreement, and the other Directors were paid during the Quarter $82,000 in directors’ fees.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Activity Report

•
During Q4 FY2022 Bionomics continued to closely manage both of its ongoing ATTUNE and PREVAIL clinical studies. These efforts included over-seeing the recurring Independent Safety Review Committee meetings for the ATTUNE study and working with the Contract Research Organisation (“CRO”) to maximize the ongoing study enrollments, an effort that has been made increasingly challenged by pandemic restrictions. The Company also continued to manage its Chemistry Manufacturing and Control (“CMC”) and toxicology activities related to development of BNC210 for future planned studies. In the ongoing effort to develop a commercial strategy, Bionomics contracted with Bluestar BioAdvisors to gain further insights into the U.S. market potential for BNC210 as a treatment for PTSD and SAD, the results of which the Company plans to share more details of in the coming quarters. Bionomics’ strategic collaboration partner, Carina Biotech (Carina), which licensed BNC101 for the development of Chimeric Antigen Receptor T cell (CAR-T) therapy, announced it had appointed Australian organisation Cell Therapies to undertake Good Manufacturing Processes (GMP) manufacture of its LGR5 CAR-T cells for a first-in-human clinical trial. Carina also announced that it had submitted its pre-IND application in March of this year and is on track to file an IND application with the FDA in the second half of 2022 Finally, while the Company has sufficient cash runway to complete the ATTUNE and PREVAIL Studies the Company continues to monitor its expenditures while taking several measures to preserve its cash on hand given the current capital markets landscape.

Upcoming Milestones

•
Release of Full Year (FY2022) Statutory Accounts
•
Announcement of the date of and Notice of the Annual General Meeting/Proxy Form
•
Bionomics 2022 Annual Report
•
Receipt of R&D Tax Incentive Refund
•
Topline data for BNC210 PREVAIL study in SAD expected YE’22
•
Topline data for BNC210 ATTUNE study in PTSD expected 1H’23

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr Connor Bernstein Vice President, Strategy and Corporate Development +1 (831) 246-3642 cbernstein@bionomics.com.au

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

About Bionomics Limited

Bionomics Limited (ASX: BNO, Nasdaq: BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Bionomics Limited
ABN	Quarter ended (“current quarter”)
53 075 582 740	30 June 2022

1	Consolidated statement of cash flows	Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(4,167)	(12,340)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	-	-
	(d) leased assets
	(e) staff costs	(547)	(1,687)
	(f) administration and corporate costs	(1,390)	(7,956)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	9	13
1.5	Interest and other costs of finance paid	(10)	(44)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)
	(a) rent received	-	7
	(b) license fees received	-	264
1.9	Net cash from / (used in) operating activities	(6,105)	(21,743)

ASX Listing Rules Appendix 4C (17/07/20) Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(g) businesses	-	-
	(h) property, plant and equipment	-	(2)
	(i) investments	-	-
	(j) intellectual property	-	-
	(k) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(l) businesses	-	-
	(m) property, plant and equipment	-	175
	(n) investments	-	436
	(o) intellectual property	-	-
	(p) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-
Net cash outflow from disposal of French operations
	(a) payment of costs	-	-
	(b) cash balance disposed of	-	-
2.6	Net cash from / (used in) investing activities	-	609

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (12 months) $A’000
3	Cash flows from financing activities	-	32,890
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(588)	(5,720)
3.5	Proceeds from borrowings	-	-
3.6	Principal element of lease payments	(38)	(174)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(626)	26,996

4	Net increase / (decrease) in cash and cash equivalents for the period	39,584	28,499
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(6,105)	(21,743)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	609
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(626)	26,996
4.5	Effect of movement in exchange rates on cash held	712	(796)
4.6	Cash and cash equivalents at end of period	33,565	33,565

ASX Listing Rules Appendix 4C (17/07/20) Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	33,565	39,584
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	33,565	39,584

6	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1(a)	Aggregate amount of payments to related parties and their associates included in item 1 (Director fees)	82
6.1(b)	Aggregate amount of payments to related parties and their associates included in item 1 (Executive chairman consulting fee and reimbursement of medical benefit insurance as per the Employment Agreement with the Executive Chairman)	199
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

7

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20) Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(6,105)
8.2	Cash and cash equivalents at quarter end (item 4.6)	33,565
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	33,565

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.50

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:
	8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 29 July 2022

Authorised by: The Board

(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been

ASX Listing Rules Appendix 4C (17/07/20) Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) Page 6

+ See chapter 19 of the ASX Listing Rules for defined terms.